Delisting Determination, The Nasdaq Stock Market, LLC, September 18, 2025, Ontrak, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Ontrak, Inc. effective at the opening of the trading session on September 29, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).The Company was notified of the Staff determination on August 7, 2025.
The Company common stock was suspended on August 18, 2025. The
Staff determination to delist the Company common stock became final on August 18, 2025.